Zinvest Financial Service, LLC

Financial Statements

December 31, 2025

CONFIDENTIAL DOCUMENT

This report is deemed confidential in accordance with Rule 17A-5(e)(3) under the Securities Exchange Act of 1934. The Statement of Financial Condition has been filed with the Securities and Exchange Commission simultaneously herewith as a public document

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zinvest Financial Service, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Brickell Ave Suite 2800
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mohammed El Gammal	949-352-4688	melgammal@velox-global.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mohammed EL Gammal _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zinvest Financial Service, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Joseph Martin
My Commission HH 629883
Expires 1/16/2029

Signature: _____

Title: _____
Controller

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Zinvest Financial Service, LLC

Contents

December 31, 2025

Zinvest Financial Service, LLC

Contents

December 31, 2025




REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Zinvest Financial Service, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zinvest Financial Service, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Zinvest Financial Service, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Zinvest Financial Service, LLC's management. Our responsibility is to express an opinion on Zinvest Financial Service, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Zinvest Financial Service, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie

Haynie
Salt Lake City, Utah
March 2, 2026

We have served as Zinvest Financial Service, LLC's auditor since 2025.

Zinvest Financial Service, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	220,955
Receivable from clearing organizations		5,000
Other assets		23,366
Total Assets	**$**	**249,321**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	52,789
Due to Affliates		12,230
Total Liabilities		65,019
Member's Equity		
Member's contributions		1,240,000
Accumulated deficit		(1,055,698)
Total Member's Equity		184,302
Total Liabilities and Member's Equity	**$**	**249,321**

The accompanying notes are an integral part of these financial statements

Note 1: Formation of the Company

Zinvest Financial Service, LLC (the "Company") was formed on April 19, 2017, in the State of California. As of August 2019 it has been a wholly owned subsidiary of Velox Holdings Inc., a Nevada Corporation (the "Parent"). On October 25, 2023 the Company registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a introducing broker dealer.

Until its registration as an introducing broker dealer, the Company provided investment advisory services. Those services were concluded concurrent with the formation of the broker-dealer business.

Note 2: Summary of Significant Accounting Policies

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes the estimates utilized in preparing its financial statements are reasonable. However, actual results could differ from those estimates.

Going Concern

These financial statements have been prepared under the assumption that the Company will continue as a going concern, as the current year results reflect large one time charges and the Parent is committed to ensuring that the Company continues, and will provide support in the event it becomes necessary.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. Cash is deposited with federally insured commercial banks in the United States and cash balances may, at times, exceed federally insured limits. Management believes these financial institutions are financially sound and, accordingly, minimal credit risk exists. At December 31, 2025 cash balances were below any federal insured limits.

Other assets

Other assets are comprised of prepaid expenses.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606 (ASC 606), *Revenue from Contracts with Customers*, which outlines a single set of comprehensive principles for recognizing revenue under U.S. GAAP. Among other things, ASC 606 requires entities to assess the services promised in contracts with customers at contract inception to determine the appropriate unit at which to record revenue, which is referred to as a performance obligation. Revenue is recognized when control of the promised services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for the products or services.

Revenue from contract with customers is recognized using the following steps:

- Identify the contract(s) with a customer;
- Identify the performance obligation in the contract;
- Determined the contract price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when (or as) the Company satisfies a performance obligation.

The Company recognizes revenue when promised services are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company enters into contracts that can include various combinations of services, which are generally capable of being distinct and accounted for as separate performance obligations.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the minimum California state franchise tax is reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken while preparing tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2025, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

New and Recently Adopted Accounting Pronouncements

Beginning in 2025, the Company adopted Accounting Standards Update (ASU) No 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced disclosure of significant segment expenses on an annual basis.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This update clarifies the effective date of ASU 2024-03, which requires public business entities to provide disaggregated disclosures of certain income statement expense captions. ASU 2025-01 specifies that the requirements are effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual periods beginning after December 15, 2027; early adoption is permitted. The adoption of ASU 2025-01 will not have a material effect on the Company's financial statements.

Operating Segments and Related Disclosures

Management has determined that there is only one reportable operating segment. The segment information aligns with how the Company's Chief Operating Decision Maker ("CODM") reviews and manages the business. The Company's CODM is the Company's Chief Executive Office who reviews the assets, operating results and financial metrics for the Company.

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2025, the Company had net capital of $161,037 which was $111,037 in excess of its required net capital. The percentage of aggregate indebtedness to net capital was 247.7% as of December 31, 2025.

Note 4. Related Party Transactions

The Company entered into an expense sharing arrangement with an affiliate, Velox Clearing ("VC") in October 2019. The agreement was amended, effective January 2023. Under this agreement VC provides compliance personnel and operating expenses to the Company. On December 31, 2025 net amounts due to VC totaled $3,549.

The Company utilizes services provided by an affiliate, Velox Technologies ("VT"). On December 31, 2025, net amounts due to VT totaled $2,400.

The Company accrues for fees payable to the Parent for various services, At December 31, 2025, net amounts due to Parent totaled $6,281.

Note 5. Commitments and Contingencies

The Company recognizes liabilities that it considers probable and can be reasonably estimable as contingencies and accrues the related costs it believes sufficient to meet the exposure. As of December 31, 2025 the Company has not recorded any contingent liability in the statement of financial condition.

Note 6. Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through March 2, 2026, the date the financial statements were available to be issued and no other subsequent events were noted.